AM 2/24/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
FEB 23 2004

# ANNUAL AUDITED REPORT
## FORM X-17A-[redacted]
## PART III

04002231

| SEC FILE NUMBER |
|---|
| 8- 65926 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Nob Hill Road
(No. and Street)

Madison WI 53713
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Scheel 608-276-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strohm Ballweg, LLP
(Name – *if individual, state last, first, middle name*)

| 999 Fourier Drive, Ste. 101 | Madison | WI | 53717 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Paul Lefebvre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul G Lefebvre
Signature

Chief Financial Officer
Title

Cheryl M Weith
Notary Public com exp 3/28/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WEA Investment Services, Inc.

## FINANCIAL REPORT

December 31, 2003

# TABLE OF CONTENTS

Strohm
Ballweg, LLP

Certified Public Accountants and Consultants

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of WEA Investment Services, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the period from inception (April 10, 2003) to December 31, 2003 that you file pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA Investment Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the initial period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 5, 2004

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 • Phone (608) 821-0600 • Fax (608) 821-0601

**STATEMENT OF FINANCIAL CONDITION**
December 31, 2003

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 53,759 |
| Broker fees receivable | | 27,200 |
| Deferred tax asset | | 1,056 |
| Other assets | | 495 |
| | $ | 82,510 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Payable to affiliates | $ | 39,321 |
| Income taxes payable | | 4,730 |
| Total liabilities | | 44,051 |
| Stockholder's equity: | | |
| Common stock, $1 par value, authorized 10,000 shares, issued 1,000 shares | | 1,000 |
| Additional paid-in capital | | 24,000 |
| Retained earnings | | 13,459 |
| Total stockholder's equity | | 38,459 |
| Total liabilities and stockholder's equity | $ | 82,510 |

See Notes to Financial Statements.

**STATEMENT OF INCOME**
Initial Period Ended December 31, 2003

| | |
|---|---|
| **INCOME** | |
| Broker fees earned | $ 61,129 |
| **OPERATING EXPENSES** | |
| Regulatory fees and expenses | 9,164 |
| Other expenses | 34,831 |
| | 43,995 |
| Income before income taxes | 17,134 |
| Provision for income taxes | 3,675 |
| Net income | $ 13,459 |

See Notes to Financial Statements.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Initial Period Ended December 31, 2003

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balances at April 10, 2003 | - | $ - | $ - | $ - | $ - |
| Common stock issued | 1,000 | 1,000 | 24,000 | - | 25,000 |
| Net income | - | - | - | 13,459 | 13,459 |
| Balances at December 31, 2003 | 1,000 | $ 1,000 | $ 24,000 | $ 13,459 | $ 38,459 |

See Notes to Financial Statements.

## STATEMENT OF CASH FLOWS
Initial Period Ended December 31, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 13,459 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | | (1,056) |
| (Increase) decrease in operating assets: | | |
| Broker fees receivable | | (27,200) |
| Other assets | | (495) |
| Increase (decrease) in operating liabilities: | | |
| Payable to affiliates | | 39,321 |
| Income taxes payable | | 4,730 |
| Net cash provided by operating activities | | 28,759 |
| Cash flows from financing activities: | | |
| Proceeds from issuance of common stock | | 25,000 |
| Net change in cash | | 53,759 |
| Cash at April 10, 2003 | | - |
| Cash at end of the year | $ | 53,759 |

See Notes to Financial Statements.

## Note 1 ~ Nature of Business

**Nature of Business.** WEA Investment Services, Inc. (the Company) was organized on April 10, 2003 for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

## Note 2 ~ Summary of Significant Accounting Policies

**Cash.** Cash consists of cash in a checking account.

**Broker Fees Receivable.** Broker fees are received on a quarterly basis and are stated at the amount management expects to collect. Management considers all amounts fully collectible.

**Accounting Estimates.** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Income Taxes.** The Company files federal and Wisconsin income tax returns. The Company records deferred income taxes on temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates.

## Note 3 ~ Related Party Transactions

WEA Investment Services, Inc. is a wholly-owned subsidiary of WEA Member Benefit Trust. The WEA Member Benefit Trust, the WEA Tax Sheltered Annuity Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Board members of WEA Investment Services, Inc. are members of the Board of Trustees of the WEA Member Benefit Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed a wholly-owned subsidiary, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company. In order to minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust, WEA Insurance Corporation, and the WEA Property and Casualty Company to the extent necessary to maintain proper and complete records and administration of the organizations.

The total costs of operation are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made. The allocations have been subjected to the auditing procedures applied in the audit of the basic financial statements and are approved by the Board of each organization.

Total expenses allocated to the WEA Investment Services, Inc. for the initial period ended December 31, 2003 were $31,821.

**Note 4 ~ Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for an entity's initial year. At December 31, 2003, the Company had net capital of $9,708, which was $4,202 in excess of its required net capital of $5,506. The Company's net capital ratio was 4.5 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2003, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

**Note 5 ~ Liabilities Subordinated to General Creditors**

The liabilities subordinated to general creditors were $0 as of December 31, 2003, and there were no changes during the initial period ended December 31, 2003.

**Note 6 ~ Income Taxes**

The Company files federal and Wisconsin income tax returns. The differences between book and taxable income are non-deductible meals and entertainment and the amortization of start-up expenses. Federal and state income tax expense was $3,009 and $1,721, respectively, for the initial period ended December 31, 2003. A deferred tax asset of $1,056 is recorded at December 31, 2003, which represents the future tax benefit for the Company related to the temporary difference between book and taxable income due to the amortization of start-up expenses.

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1**
December 31, 2003

| | |
|---|---|
| **AGGREGATE INDEBTEDNESS** | |
| Payables: | |
| Payable to affiliates | $ 39,321 |
| Income taxes payable | 4,730 |
| Total aggregate indebtedness | $ 44,051 |
| Minimum required net capital | $ 5,506 |
| **NET CAPITAL** | |
| Stockholder's equity | $ 38,459 |
| Deductions: | |
| Deferred tax asset | 1,056 |
| Other assets | 27,695 |
| Net capital | 9,708 |
| Minimum required net capital | 5,506 |
| Capital in excess of minimum requirement | $ 4,202 |
| Ratio of aggregate indebtedness to net capital | 4.5 to 1 |

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3**
December 31, 2003

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

WEA INVESTMENT SERVICES, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
December 31, 2003

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

Strohm Ballweg, LLP

Certified Public Accountants and Consultants

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. (the Company) for the initial period ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts and verifications, and comparisons.

2. Recording any differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 • Phone (608) 821-0600 • Fax (608) 821-0601

objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 5, 2004